SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1)*

FOREFRONT HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34545T107

(CUSIP Number)

Richard M. Gozia

835 Bill Jones Industrial Drive

Springfield, Tennessee 37172

Telephone: (615) 384-1286

(Name, address and telephone number of person authorized to receive notices and communications)

September 21, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 34545T107	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ryan Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 34545T107	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Deborah Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 34545T107	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dennis Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 34545T107	SCHEDULE 13D/A	Page 5 of 6 Pages

EXPLANATORY NOTE

Ryan Holdings, Inc., a Tennessee corporation (“RHI”) and Dennis and Deborah Ryan (“Ryans”) (RHI and Ryans are sometimes collectively referred to herein as the “Reporting Persons”), hereby make this single joint filing statement on Amendment No. 1 to Schedule 13D (this “Amendment”) to amend certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2004, by furnishing the information set forth below with respect to the beneficial ownership of shares of common stock (“Common Stock”) of ForeFront Holdings, Inc., a Florida corporation (the “Issuer”). Unless set forth below, all previous Items are unchanged.

As described in the Original 13D and this Amendment, the Ryans are joining RHI in filing this Amendment because, as the sole shareholders of RHI, the Ryans may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by RHI. The filing of this Amendment shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

Item 1 is amended as follows:

This Amendment is filed with respect to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 835 Bill Jones Industrial Drive, Springfield, Tennessee 37172.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is amended as follows:

The business address of each of the Reporting Persons is 78 St. Mellion, Nashville, Tennessee 37215.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

(a) The Reporting Persons’ responses to cover page Items 7 through 10 of this Amendment are hereby incorporated by reference in this Item 5(a).

On September 21, 2007, the Issuer, ForeFront Group, Inc. and the Reporting Persons entered into an agreement (the “Ryan Amendment”) amending that certain Asset Purchase Agreement dated as of October 14, 2004 by and among ForeFront Group, Inc. and the Reporting Persons (the “Ryan Purchase Agreement”). Pursuant to the Ryan Amendment, the following transactions were consummated: (a) ForeFront Group, Inc. repaid in full all amounts of principal and interest due under a long term promissory note in the original principal amount of $3.2 million entered into in connection with the Ryan Purchase Agreement, (b) the Issuer redeemed 1,100,000 shares of Common Stock that were previously issued to RHI pursuant to the Ryan Purchase Agreement, (c) ForeFront Group, Inc. and RHI entered into a lease modification agreement reducing the term of an existing lease with respect to the Springfield, Tennessee leased premises used by ForeFront Group, Inc. in its operations, (d) ForeFront Group, Inc. and RHI entered into a new lease with respect to the Springfield premises, (e) ForeFront Group, Inc. fully satisfied all of its remaining contingent payment obligations under the Ryan Purchase Agreement, and (f) certain other modifications to the Ryan Purchase Agreement and related documents were effectuated. In consideration of the foregoing items (b)-(f), the Issuer made an aggregate payment of $1,830,000 to RHI.

(b) The Reporting Persons’ responses to cover page Items 7 through 10 of this Amendment are hereby incorporated by reference in this Item 5(b).

(e) On September 21, 2007, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer.

CUSIP No. 34545T107	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

RYAN HOLDINGS, INC.

Dated:	February 15, 2008	By:	/s/ Deborah Ryan
Deborah Ryan
President

Dated:	February 15, 2008	By:	/s/ Deborah Ryan
Deborah Ryan

Dated:	February 15, 2008	By:	/s/ Dennis Ryan
Dennis Ryan